Filed by The E. W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: The E. W. Scripps Company
Commission File No.: 333-200388
Date: March 10, 2015

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

EVENT DATE/TIME: MARCH 09, 2015 / 06:50PM GMT

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

CORPORATE PARTICIPANTS
Rich Boehne The E.W. Scripps Company - Chairman, President and CEO
Tim Wesolowski The E.W. Scripps Company - SVP, CFO and Treasurer
Brian Lawlor The E.W. Scripps Company - SVP, Television

PRESENTATION

Unidentified Participant

Thank you, everyone. We should probably get started here. Thanks for joining the fireside chat session here with E.W. Scripps Company. We have the core team here. I would probably just make a quick introduction. We have Rich Boehne, who is the Chairman, President and CEO of the Scripps Company. To his left is Tim Wesolowski, who is the Chief Financial Officer. To his left is Brian Lawlor, who is the SVP of Television of The E.W. Scripps Company.

I'll probably hand it over to you guys for a brief introduction before we jump into questions.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Okay. Sure. Thanks. Thanks for joining us. In case, by some chance, you don't follow Scripps, we are about less than 48 hours away from a shareholder vote to approve a large transaction that we announced last July, a double spin, double merger with Journal Communications, based up in Milwaukee. That came about after we and, I assume, the same thing at Journal Communications started thinking about what would be the best structure for our newspapers, about a year and a half ago. We concluded it would be best if they were in a separate company, found a great partner in Journal Communications, who had somewhat of a similar plan.

So we announced this deal where we both merge our newspapers into a new separate public company, and then we merge Journal's broadcast operations, its newspapers, its TV stations and its radio stations, into The E.W. Scripps Company. And assuming shareholder approval by both companies on Wednesday, then we will try to get to a close very early in the second quarter.

It's a terrific transaction. It allows us, just speaking for our side, to both restructure and expand in the same very efficient transaction. On the other side of the deal, Scripps will be the fifth-largest independent station group operator in the country. We will add a number of markets that did very well with our political advertising strategy. We really like strong political advertising markets. We will be a company with a lot of our retransmission revenue yet to come in front of us and a digital strategy that is focused on adding incremental revenue and cash flow.

So it's, like you said, we think, a terrific transaction. The market has responded, it seems, positively, and we hope to have it done in the next couple weeks.

Unidentified Participant

Well, that was my first question, so you took that away. Well, maybe let me get into a little bit more detail around the merger announcement. It has been, obviously, six months since you first talked about the announcement. Do you see an update in terms of potential for synergy realization, how that timeline looks like post the close, now that you are so much closer to closing the transaction?

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

No, I think we are pretty much where we were. The only difference is you work on a deal and you identify synergies, but then you go ahead and model two entirely new companies. Right? So you find other opportunities you didn't think of. Sometimes you rethink some of what you looked at initially. But for the most part, yes, yes, the deal still works.

Anything else specific?

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO and Treasurer

We feel very good about the number. We had talked about $35 million of combined synergies between the two companies, and that number has developed by 10 people sitting around the room going through department by department. And then, since that time, we have had dozens and dozens of folks on both sides working probably 50 work streams or so. We validated those numbers. We feel very good about the synergies.

Unidentified Participant

In terms of the financing, I think you had launched an add-on for the term loan a couple of weeks back -- a couple of days back, actually.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

That's correct.

Unidentified Participant

Where does that stand? And what -- congratulations, obviously, in terms of your ratings upgrade. That was definitely a positive for you guys.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

So the deal was just launched last week. We are doing a $200 million add on to our current term loan B. At the same time, we will be increasing our revolver from $75 million to $100 million committed. It's a covenant-light term loan B structure. We did get an upgrade from S&P, which we are happy with, and the deal is currently in the market now and hope to get everything finalized this week sometime.

Unidentified Participant

Well, in terms of the core TV business, switching gears a little bit, the advertising environment has been a little soft just generally across the United States. How much of that has really impacted your core business? What is that, local versus national? What are the trends that you guys are seeing?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

I think your comment was write that last year was a little softer than we expected on the national side, but really 2014 was a political year, and we had a fair amount of displacement. We did about $58 million of revenue in the political sector, which had a significant amount of crowding out impact in the last six or eight weeks of last year.

And so I think that we had talked a little bit through the year about some of the trends we are seeing in national. National really -- the decline started in the second quarter. The second quarter was down double digits. That was the only quarter that was the case last year. But we thought, as we looked at the world, in a relative softness at the national network level, a portfolio like we have, we have a great footprint in the top 20, top 30 markets. And so when the network fills up or the cable networks, national cable networks fill up, we see a lot of scatter. That would typically come down to the top 20 or 30 markets. Those are some of our biggest and most successful television stations.

And so last year the networks seemed to run a little bit softer than they had been. They didn't have as much make good weight that they had to run, which left them a little open for business longer than they had been in the past. As a result of that, I think the scatter market was a little softer for us.

So I think, as we talked about on the last call, we did see a nice rebound after the election in November, we had some nice momentum through the end of the year, and I think were a bit more optimistic that things are going to settle back in this year.

Unidentified Participant

What is the outlook that you see now maybe close to three months into 2015?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

We didn't release guidance, just because we're still in the registration period. So I think the only public comment we are comfortable making is that many of our peers forecasted what they were seeing in the environment for first quarter, and we were comfortable with what they were seeing.

Unidentified Participant

In terms of the contracts, especially -- maybe first take the affiliate renewals coming in. You guys renewed ABC, I think, 10 of the 11 stations recently. What about -- and I don't how much you can comment on this, but what about the other affiliate renewals? When are they coming up, is there anything significant in 2015, and then how is the ABC renewal in terms of your expectations?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Sure. ABC was -- based on our current footprint and the existing Scripps, we are the second largest owner of ABC stations, and we only have ABC and NBC stations. And most of our large markets -- Phoenix, Tampa, Denver, Detroit, Baltimore, Cleveland -- are all ABC stations. So that was an important negotiation for us. Very happy to have gotten that wrapped up at the end of last year on business terms we are very pleased with. I think ABC was pleased with it, and so we look forward to having the stability and the certainty of what your business model looks like for the next five years in terms of expense gives you some comfort. And again, we are really comfortable with that deal.

On the Scripps side, the only other affiliations we currently have are with NBC. They are up -- those are three medium-sized NBC markets -- West Palm Beach, Tulsa and Kansas City. And that agreement with NBC expires at the end of this year. We are optimistic that we will have an agreement prior to the end of the year.

As we get into the merger with Journal, they just renewed their Fox stations. They have one CBS station that's up in the middle of the year. And so following the close, we will be actively getting into those conversations and hope to begin a new long-term relationship with CBS.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Unidentified Participant

I guess the industry expectation on affiliate reverse retransmission tends to be closer to 50% of retransmission revenue that you get from MSOs. Is that the trajectory you guys are seeing your business heading towards as well?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

I think that's the model we work with, and that seems to be where a lot of the industry is going. As we have been modeling it for the last couple of years, that's a number that we think fairly represents an exchange of value that the networks bring to us. So we are comfortable negotiating and talking in those ranges.

Unidentified Participant

And coming to the other part of the contractual revenue stream, the retransmission revenues, are there any big renewals coming up in this year, and where do you see that trajectory going? You guys obviously seem like very optimistic to the expectations on what that represent as a percentage of your total revenue.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes, we had a good year. A third of our total subs were up in 2014, most of them at the end of the year, and we successfully negotiated all of them. None of them went to impasse, which we were pleased with, and we were very happy with the financial terms of the deals. Most of them were three-year deals that we just completed. I think we've shared publicly that last year we were a bit over $50 million in our retrans for current Scripps, and our forecast is to take that to about $100 million this year. You add to that the pro forma on the Journal deal, as well as some expectation on the timing of the Comcast/Time Warner deal, if, in fact, it goes through -- and I think we have put out a number of about $165 million for this year.

So obviously a very strong, growing revenue stream. With a third of our subs up last year, we have a bit less up this year. A good breather as we reset things, but then as we get into 2016 and 2017, we've got some big deals up, and we expect those to continue to meaningfully improve. We continue to look at double digit annual growth for as far as we can see.

Unidentified Participant

Was there a $165 million number that I have seen, maybe one of your investor presentations or something? Is that pro forma for the acquisition?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

That is. Yes, it's pro forma and includes some timing on the expected Comcast/Time Warner deal this year again. If you look at Scripps alone, we are about $100 million. If you look at Journal, I think their negotiated deals are roughly $40 million, and that other $25 million is an exchange of households within the Comcast/Time Warner merger. So think of that $25 million on annualized basis, and obviously it's not going to be full calendar year 2015. So when that deal finally gets announced and closed, we will reset those numbers.

Unidentified Participant

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

In the last year on the digital fronts, you guys have been somewhat active in acquisitions that you have done. Could you maybe, perhaps, talk a little bit more about what that strategy is, how the acquisitions that have happened -- Newsy, Weathersphere -- how they have fared for you versus what the expectation was when you again mentioned those transactions?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes, sure. So our digital investing falls into several buckets. One is building in local markets around the brands we already have. So if you take a look at, in Cincinnati, WCPO.com, you will see a site that competes head-to-head with the newspaper, even has a subscription element to it. But building out around our brands and adding and deploying sales folks aimed just at the local digital revenue opportunity where we think there's a great opportunity for a long time to come, and that's different by market. We size it to the opportunity and then build the sales force against it.

The second bucket, as you mentioned, Newsy and Weathersphere, those are more national businesses but fit very well with what we do. Weather is a huge category for anybody in local TV. Weathersphere improves the technology we have on the weather side in local markets, plus gives a standalone weather brand that you can download, and you can pick up the apps. Those are paid apps all by themselves.

And then the third bucket is the subscription part of WCPO where we experiment with new local media models. Newsy was about $35 million. Weathersphere was about $5 million. Weathersphere I would consider a pretty good-sized bet for us as we bolt on and build out our local markets and build out some national brands that cut across all of our markets and do well with what we do today.

What we haven't done is gone out and purchased digital agencies, that digital arbitrage business. We tend to focus more on businesses that are closer to what we actually do, building audiences and revenue streams and cash flow streams for the long-term.

But if you followed Scripps for a long time, we like to invest through the P&L. We like to make small bets and then build businesses, build real cash flow streams. So all of our digital investment is very consistent with the way we build value over the years.

Unidentified Participant

Got it. Is there a pipeline for any of the transactions on the inorganic front, I would say, for (multiple speakers)?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes. There's a very strong pipeline. I think, as everybody knows, it's tough to find good places to put money to work. There's an awful lot of private money chasing digital deals, and it's a pretty frothy marketplace. But if you are careful and you look hard -- Newsy, for example, is based in Columbia, Missouri, sitting out there among the cornfields and soybean fields, I think, and the initial investment was made by a number of local Missouri investors. So it was off the radar screen, I think, of a lot of the people who were searching up and down the coast. And through a connection we found it and found a very strong brand and a good business that actually had revenue and cash flow and a very good opportunity.

But you've got to look. You've got to be careful and look and find just the right opportunities.

Unidentified Participant

And I guess you would probably want to be careful about the multiples you are paying for these businesses as well.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes. And even in digital businesses, we don't focus on multiples. We look at real cash-on-cash returns on investment. So we don't value a digital deal different than a TV station or a tower or anything else. We are looking for real businesses with real cash flows.

Unidentified Participant

Got it. But I guess, focusing a little bit more on the acquisition side but maybe thinking about the core business, you guys with the acquisition of Journal's TV stations would be about 18% or so of total US households. And there's clearly a wave of consolidation in the sector that has happened in the past call it a year or so. Do you think that you will be acquisitive on the TV station front going forward, take a strategy similar to like a Tribune which tries to get us close to the SEC cap as possible in terms of their possible leverage?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Do we need some more?

Unidentified Participant

I don't think we share the same philosophy as Tribune. We're not sitting there looking at the cap and saying, all right, at 18% we're halfway there, and we've got to keep going and going in order to butt up to the cap. I really like our footprint. And the fact that we can get to 18% of the country in only 24 markets really speaks to the fact that we are in some really good, big markets, and those big markets give us a lot of clout and leverage in a bunch of the important negotiations.

I think, as we negotiate on MVPDs and satellite companies, I think when you are negotiating for major markets -- Detroit, Denver, Tampa, Phoenix, Cleveland -- those markets matter. And when you talk about reaching an impasse on those markets, they look across their footprint, these MVPDs, and they realize there's a lot of households that are going to be impacted and a lot of important cities that -- this will be public, and this will not be pretty.

And so I think that gives us a fair amount of leverage. And when we stare them down and talk about going dark in Detroit and Denver and many of those big cities, they have to take that seriously. We are not talking about Terre Haute and Evansville; I mean these are cities that will have a dramatic impact on their customer base.

And so we really like our leverage with the cable companies, being the second-largest ABC group, and the kinds of cities and the big markets and the strong brands we have there, I think, gave us a lot of leverage with our largest network partner. Obviously, we have a little bit of a smaller footprint with NBC and as we get into CBS and Fox, but we have some of the best television stations in America in that portfolio.

We are sitting here in Palm Beach. And if any of you woke up this morning and turned on the NBC station here, that's owned by Scripps. And it's the highest rated television station in the state of Florida and one of the strongest NBCs in the country.

And so when we are having conversations with NBC or as we acquire the CBS station in Nashville, News Channel 5 up there, it's one of the three highest rated CBS stations in the country.

We'd like to think that, because of the power of these television stations, that gives us a fair amount of clout. I'm assuming that those network partners are not interested in losing those affiliations. And so, again, as we look at the world, the size of the markets and the strength of the stations we have, we feel like it gives us pretty good leverage and scale to negotiate with our networks, to negotiate with programmers and to negotiate with cable companies.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

That said, I think clearly this is our third deal in the last four years. We like this space a lot. We are comfortable buying stations that are maybe under performing and having some upside opportunity. We feel confident in our ability to move the needle in terms of growing news audience. And so there are kinds of markets -- if you look at our geographic footprint, there's markets that we like to be in that we are not, that complement them, the existing markets that we are.

As Rich touched on, we think that we have a core competency in handling political advertising that's unique. We handle it different than most other broadcasters in the country. And because of the strategic way that we attack and handle that business, we think that we get more than our fair share, which drops millions of dollars to the bottom line, and so getting into appealing political states is very appealing to us. We are excited with this Journal deal to get into Nevada and Wisconsin and to expand our portfolio, get deeper in Michigan, Ohio and Florida. And so I think those are -- as we look out, I think any additional M&A I expect to be more strategic and precision oriented versus just let's keep doing big deals.

Unidentified Participant

Got it. Look at it more on a station-by-station basis, market-by-market basis makes sense. Okay.

I guess the one question that I'm sure you are getting a lot of people asking that, as well as each one of your peers is getting asked, is about the upcoming FCC broadcast incentive auction. It would be great to hear your views and your strategy and how you plan to position yourself, play the auction, and how you guys are thinking about approaching it.

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO and Treasurer

Go ahead.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

It seems I get all the talking today, my lucky day. We are obviously spending a lot of time looking at a lot of the material that has been released relative to the auction. I think we have been consistent from the beginning saying we are broadcasters and we have an broadcasters since day one. We got some of the early licenses that were handed out in Washington, and we signed on some of the first television stations in America. And we expect to continue to be in the television business for decades to come.

That said, I think as a publicly traded company we have a responsibility to our shareholders to run the appropriate models, to look at how that spectrum is evaluated in every one of our markets and compare some of the options of selling back all 6 megahertz or channel sharing or partnering with other folks. But we have to compare that to what we see as a really viable long-term opportunity of funding an advanced standard to broadcast television in the United States. And I think ourselves and many of our peers in the industry are looking at an advanced ATSE standard that we think will allow us to better optimize the spectrum that we use for over-the-air broadcasting and give us a lot more flexibility to do things like additional multicast channels to serve the over-the-top audience.

We see opportunity for us to do the leasing of additional spectrum to telcos and others instead of just selling out and letting the government sell off that spectrum to those same folks. We think there's datacasting opportunities. There's opportunities for us to be able to provide targeted advertising to specific households through the new standards.

So we think that there's a great business on the backside, and we think that many of the businesses and revenue streams that could be our future have yet to be developed as a result of better optimization of the spectrum.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

And so we will spend a fair amount of time in these next couple of months evaluating that on a market-by-market basis and then making individual decisions. But let me just be clear. Scripps will not be a wholesale seller. We will expect to be in our markets for the long haul and hopefully finding new, innovative business models to create great value for our shareholders with the spectrum we have.

Unidentified Participant

Well, I guess we have about 11 minutes. So it would be great if we can open up for questions.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

QUESTION AND ANSWER

Unidentified Audience Member

(inaudible). We are coming up in 2016, right, in a big political year in this country. Could you define how you are different or your approach is different from the New York Times or somebody else?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Sure, sure. So you want our trade secrets, huh?

Unidentified Audience Member

Yes! You brought it up.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes, I did. All of our peers -- and we used to handle our political business through our national Web firm, the folks that we contract to handle all of our national buying that happens out of New York and Chicago and LA and Dallas and all those markets. And all of those national rep firms or several of them that have Washington offices that they staff up that negotiates on behalf of their stations all over the country in the political cycle.

We made a decision a number of years ago where we were in a position to renegotiate with our national rep partners, and we opened our own political office in Washington. And so that office is staffed 52 weeks a year, every year, in and out of political -- even and odd years. And every day our folks are in working relationships with the Democratic shops, Republican shops, the PACs, the digital shops. But the difference is they are not representing 100-plus television stations like those national rep firms; they are handling our soon to be 34 television stations.

And so our team knows our market. They know our point of differentiation. They know the races in those states in and out as well as the agencies. And so we staff to build relationships, and we have a way that we conduct ourselves during the political cycle. It keeps our office open later for business, stays in contact when the decisions are being made early in the morning and late at night. And we've been very successful at, again because of our expertise and the relationships we develop on an ongoing basis and their confidence in us, we have an able to take more than our fair share of the political business. So getting into these new markets and some pretty good states, as I said earlier, new into Nevada, new into Wisconsin, we expect those states to being very active in the political and presidential window.

Also, we are getting into Omaha, which half of the DMA resides in Iowa. So we expect to get some of that early Iowa money starting in the back half of this year. So I think this is a neat new political opportunity for Scripps.

Unidentified Participant

Any other questions from the audience?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Can I add one thing?

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO and Treasurer

Go for it.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

I know this is the Scripps presentation, but we should also say that through the transaction we form a new newspaper company, Journal Media Group, combining the Scripps and Journal Communications newspapers -- no debt, unencumbered, great in a newspaper company that's out there among some like minded peers looking for opportunities as that business further consolidates and looks for new business models. So I look forward to you getting to know the new Journal Media Group as well.

Unidentified Audience Member

And I have one more question on this -- I guess there's no other investor question. In terms of one of the things I found personally curious, looking at your recent earnings release, was the programming initiatives. And we in the industry -- the way we think about it is obviously there's a longer tail for any content that's developed by you guys as you can sell it outside your own distribution system as well. How do you guys think an approach that -- is it just more focused towards the local news, local entertainment? Are you expanding beyond that and thinking about the content that can be syndicated to other television stations and other distributors?

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Yes, and the great hedge against syndicated programming costs. But go ahead, Brian. Talk about the backend.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

I think, like the political, we are very comfortable in looking at the way the business has always been done, but perhaps bringing a different level of creativity or a different business strategy to it. And that's exactly what we've done on the programming side a number of years ago. We're looking at some of our negotiations for extension of existing syndicated show, and we ran some models and just recognize that we thought that maybe there was some better programming that we could create ourselves.

Again, we are the company that started HDTV. And so we know a lot about creating programs that are targeted at specific niches that may be appealing to audience groups. And we thought we could create more local and more unique content that would have a long tail, as you said, and a better profit margin for us.

And so we started developing some of our own programming. Again, our goal is not to get out of the syndicated business; it's just to complement what we do in syndication and try and find some shows that maybe are different and unique in our markets.

And so we are about four or five years into that initiative now. We've got four shows up and running. They run in many of our Scripps markets. In some cases, they run beyond our Scripps markets. Perhaps the most visible one is our first initiative; it was called Right This Minute. It's a partnership with us and Cox and Raycom that launched three seasons ago. And it was very successful and profitable on Scripps stations as well as, I'm assuming, the Raycom and Cox stations. But we had a pretty good show on our hands and had some syndicators knocking on our doors and saying that show is doing pretty well in your markets; can we take it out to the rest of the country? Right This Minute is now in 93% of the United States. It runs in New York and LA and Chicago and Miami and all over the country and has been a real nice programming alternative to some of the things being created by the big studios.

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

We have a game show that we produce out of Burbank that's in many of our markets and into other markets beyond that. We have a program called The List. It's an infotainment type program that runs from 7 PM to 8 PM in all of our markets but one. It's doing very, very well for us. In fact, when you roll up the numbers in our markets and you compare them against all the syndicated shows, The List ranks as one of the top 10 syndicated shows in the United States.

So we've got, I think, a real good vision for where we are going to take that show, and you can expect at some point to see that show in many markets beyond Scripps television stations.

We build the shows for ourselves. First and foremost, we just need shows that can perform well in our Scripps markets, as well as be very profitable for us. And when we hit on them and they work, the beauty is that we have syndicators and other broadcasters reaching out to us, saying, you've got a pretty good show there. What's the chances we can get that into our market? And the long tail is, quite frankly, gravy for us. These things are built to succeed and generate an appropriate revenue stream for our stations. But we have been fortunate enough now that these shows are performing well.

At the end of the day, we will continue to be in program creation. Not every show will have a 20-year-round. But we will launch shows and try them, and some will work and I expect to be pretty successful. And other shows, we will try and, after a couple of seasons, realize that maybe there's a better opportunity.

But I'm proud of what we've accomplished. We see many of our peers following us in the space now and getting into programming and having a lot of conversations with us about partnering with them.

So, again, I think, as I said earlier, we are very comfortable in looking at the business models of our existing business, many of which have been done the same way for 20 or 30 years. And we are willing to challenge some of those processes, and so far many of the decisions that we've made have turned out pretty good for us.

Unidentified Participant

Well, that concludes all the questions I have. Once again, if anyone in the audience has any questions, please go ahead.

Unidentified Audience Member

Rich, I have no questions. I just want to, again, commend you for a terrific economic deal that's taken 14 to 15 months and look forward to what you are going to do with all that huge cash flow you're going to generate.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Thank you. We will try to create a lot of value for you.

Unidentified Audience Member

I hope so.

Unidentified Participant

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Okay. Any closing remarks, guys, from your end? No? Okay.

Rich Boehne - The E.W. Scripps Company - Chairman, President and CEO

Thanks for having us.

Unidentified Participant

Thanks, everyone.

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MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Scripps and Journal and that also constitutes a preliminary prospectus of Scripps. This registration statement has not yet been declared effective. Each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended

MARCH 09, 2015 / 06:50PM GMT, SSP - E. W. Scripps Co at Deutsche Bank Media, Internet and Telecom Conference

December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.